5 May 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 27 April 2026 to 1 May 2026 it purchased through J.P. Morgan Securities plc a total of 3,111,937 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
27/04/2026	619,500	2723	2667	2697.6082
28/04/2026	616,000	2690	2648	2674.0217
29/04/2026	625,000	2663	2621	2644.6936
30/04/2026	628,437	2717	2640	2683.3889
01/05/2026	623,000	2703	2673	2692.6820

Following the settlement of the above transactions, RELX PLC holds 49,796,577 ordinary shares in treasury, and has 1,778,653,801 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 45,688,705 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/1031D_1-2026-5-5.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66